UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-33797

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carter Terry & Company Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3060 Peachtree Road Suite 1200
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristin Montet	404-364-2070	kmontet@carterterry.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28,2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Terry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carter Terry & Company Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.







KRISTIN W. MONTET NOTARY PUBLIC MY COMMISSION EXPIRES 1/17/2026 FULTON COUNTY, GEORGIA

Signature: [signature]

Title: President

[signature]

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Carter, Terry & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carter, Terry & Company, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Carter, Terry & Company, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Carter, Terry & Company, Inc.'s management. Our responsibility is to express an opinion on Carter, Terry & Company, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carter, Terry & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as Carter, Terry & Company, Inc.'s auditor since 2017.

Maitland, Florida

February 16, 2024

CARTER, TERRY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	2,713,828
Deposits with clearing organizations		50,000
Due from Clearing Broker		134,903
Securities owned		289
Advances to officers and employees		25,056
Other Receivables		23,760
Prepaid expenses		35,934
Total current assets		2,983,770
	$	2,983,770

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued expenses	$	287,961
Unearned revenue		12,500
Accrued Expenses - Other		200,000
Due to holding company		17,900
Total current liabilities		518,361

Stockholder's equity:

Common stock: $1 par value, 10,000 shares authorized;		
2,472 shares issued and outstanding		2,472
Additional paid-in capital		386,304
Retained earnings		2,076,633
Total stockholder's equity		2,465,409
	$	2,983,770

The accompanying notes are an integral part of these financial statements.

1. Description of Business and Summary of Significant Accounting Policies:

Description of Business

Carter, Terry & Company, Inc. (the "Company") is a registered broker-dealer headquartered in Atlanta, Georgia. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in securities brokerage and investment banking services primarily in the Atlanta area. The Company is a wholly owned subsidiary of First Atlanta Financial Services, Incorporated ("First Atlanta"), and both companies are operated under common management.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Revenue Recognition

Significant judgement

Revenue includes commission income and fees from investment banking, asset management services commission income, mutual fund sales and trails. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company recognizes revenue for consulting fees and other specific services provided upon the completion of the work listed on the engagement letter to be performed and when the service is delivered. The consulting fees and other specific services are described in the engagement letter and are assigned a specific fee for the service to be provided. For success fee-based transaction revenue is recognized when the service is satisfied normally at closing of the transaction.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provide on other periods.

Income Taxes

The Company and First Atlanta file a consolidated income tax return. Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes,* the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return should be allocated among the members of the group when those members issue separate financial statements. As allowed under ASC 740, the Company calculates current and deferred tax effects as if it were a separate taxpayer. To the extent that this calculation results in items which would be recorded on the balance sheet of a standalone taxpaying entity, such as income taxes payable and deferred tax assets and liabilities, the Company adjusts its balance due from or due to First Atlanta. The current income tax effect is described in Note 8.

The difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, and the decision not to file a return.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through the date the financial statements were issued.

2. Concentration of Credit Risk:

The financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents and receivables. The Company maintains cash and cash equivalents with financial institutions which are variously insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each depository institution, or by the Securities Investor Protection Corporation ("SIPC") against the financial failure of the relevant brokerage firm up to $500,000, with a specific limit of $100,000 for cash. Cash and cash equivalents on the statement of financial condition includes money market mutual fund balances which exceed $100,000. Such balances typically qualify as securities for SIPC coverage in the event of financial failure of the brokerage firm, though not as protection against potential loss of market value.

Management does not believe a credit risk concentration relating to receivables exists due to the financial stability of the two clearing organizations from whom the receivable balance is due.

3.   Securities Owned:

Securities owned consist entirely of marketable equity securities of publicly traded companies, normally acquired from the issuer companies as compensation for services. The Company reports these investments at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from securities sales and unrealized gains and losses are each reported in the statement of operations. Fair values of the securities owned are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification.

4.   Receivables consist of commissions due from the Company's clearing organization that were collected in January 2024, therefore no allowance for doubtful accounts is necessary for these balances at December 31, 2023.

5.   Advances to Officers and Employees:

Advances are due on demand from various officers and employees and carry no stated interest rate.

6.   Fair Value Measurements:

FASB ASC 820, *Fair value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – inputs to the valuation methodology are:
    *   Quoted prices for similar assets or liabilities in active markets.
    *   Quoted prices for identical or similar assets or liabilities in inactive markets.
    *   Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk. There were no transfers in or out of Level 3 during the year ending December 31, 2023.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2023:

	Fair Value Measurements Using Input Type			
	Level 1	Level 2	Level 3	Total
Money Market	$2,712,450			2,712,450
Common stock – small cap	289			289
Total	$2,712,739	-0-$	-0-$	2,712,739

7. Contingencies and Commitments:

The Company is subject to litigation, arbitration settlements, and regulatory assessments in the ordinary course of business. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2023 requiring contingent loss recognition. During the year ended December 31, 2023 the company paid a contingent liability recognized in the prior year of $205,000.

8. Income Taxes:

The provision for income taxes consists of the following:

Current federal tax expense	$	13,700
Current state tax expense		4,200
	$	17,900

In respect of the currently calculated provision, the Company recognized a net decrease of $86,100 in the liability due to First Atlanta at December 31,2023.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the consolidated tax return for the year ended December 31, 2023 or in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination. The statute of limitations on the consolidated income tax returns filed by First Atlanta remains open for years ended on or after December 31, 2023.

9. Related Party Transactions:

The Company is party to an expense sharing agreement with First Atlanta. First Atlanta is the lessee of the property occupied by the Company, and also provides various office supplies, equipment and furniture, health insurance, and management and administrative services to the Company. During the year ended December 31, 2023, the Company paid First Atlanta $345,000 for rent and $405,000 for other expenses, which are aggregated as management fees.

10. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than the required minimum, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital.

At December 31, 2023, the Company has net allowable capital of $2,326,121 which is $2,226,121, in excess of the required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital is 22.28% as of December 31, 2023. Certain securities owned and other current assets reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company may receive but does not hold customer or other broker or dealer securities.

11. Retirement Plans:

The Company has adopted a 401(K) plan covering substantially all employees to which the Company may make discretionary employer contributions. There were no employer contribution to the plan during 2023.